UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

First Quarter and Second Quarter 2016 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

First Quarter 2016 Results

Total revenue for the first quarter of 2016 increased by 14.2% to 26,667 kEUR compared to 23,348 kEUR for the first quarter of 2015, driven by gains in all three of our segments.

Revenues from the Materialise Software segment, which offers a proprietary software backbone that enables and enhances the functionality of 3D printers and 3D printing operations worldwide, increased by 21.5% to 7,431 kEUR for the first quarter of 2016 from 6,116 kEUR for the same quarter last year, as a result of a continued increase in revenue generated by original equipment manufacturers and a steady growth of recurring license revenue.

Revenues from our Materialise Medical segment, which offers a unique platform consisting of medical planning and design software, clinical engineering services and patient specific devices, increased by 9.7% to 8,606 kEUR for the first quarter of 2016 compared to 7,848 kEUR for the same period in 2015. Medical software sales (consisting of revenue and deferred revenue, or “sales”) grew by 3.8% from 3,588 kEUR to 3,724 kEUR, driven by both new annual license sales and the renewal of annual licenses. Direct sales of our complex surgery solutions increased by 26.7% from the prior-year period. Sales from our collaborated medical device business increased 12.3% as a result of a more diversified mix of partnerships.

Revenues from our Materialise Manufacturing segment, which offers an integrated suite of 3D printing and engineering services to industrial and commercial customers, increased 13.0% to 10,606 kEUR for the first quarter of 2016 from 9,384 kEUR for the first quarter of 2015, primarily as a result of higher end part manufacturing.

Gross profit was 15,962 kEUR, or 59.9% of revenue, for the first quarter of 2016 compared to 13,467 kEUR, or 57.7% of revenue, for the first quarter of 2015, resulting from a continued shift of our revenue mix towards both industrial and medical software licenses as well as an improvement of the gross margin of our Materialise Manufacturing segment.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, by 5.4% to 18,237 kEUR from 17,297 kEUR for the first quarter of 2015. R&D expenses remained relatively stable, moving from 4,507 kEUR to 4,372 kEUR, S&M expenses decreased modestly from 9,215 kEUR to 8,815 kEUR and G&A expenses increased from 3,575 kEUR to 5,050 kEUR. These changes primarily reflected the managerial structure and support that we have been implementing within our S&M and R&D groups to support their significant growth in the past 18 months. A number of employees with mixed roles within these groups have evolved into more managerial/administrative roles, and their cost as well as certain other expenses are now categorized into G&A.

Net other operating income decreased by 494 kEUR to 1,286 kEUR, compared to 1,780 kEUR for the first quarter of 2015. Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development grants, partial funding of R&D projects and currency exchange results on purchase and sales transactions. The decrease versus last year was primarily due to the variance in the currency exchange effect, resulting in a loss of (48) kEUR from a gain of 493 kEUR in the same period last year.

Net financial result was (734) kEUR, compared to 1,472 kEUR for the prior-year period, reflecting the variance in the currency exchange rate, primarily on the portion of the Company’s initial public offering (“IPO”) proceeds held in U.S. dollars versus the euro, a reported but mostly unrealized exchange loss.

Net loss for the first quarter of 2016 was (3,151) kEUR, compared to a net loss of (888) kEUR for the same period in the prior year, as a result of an increase of income tax by (1,010) kEUR (primarily due to the usage of a deferred tax asset) and a decrease of our net financial result by (2,206) kEUR, which were partially offset by an improvement of our operating profit by 1,061 kEUR. Total comprehensive loss for the first quarter of 2015, which reflects exchange differences on translation of foreign operations, was (4,115) kEUR compared to a gain of 425 kEUR for the same period in the prior year.

Adjusted EBITDA (a non-IFRS financial measure defined below) rose from (288) kEUR to 1,135 kEUR, as a result of the combination of continued revenue growth and a modest increase in operational expenses. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) in the first quarter was 4.3% compared to (1.2)% in the first quarter of last year.

Our Materialise Software segment’s EBITDA (a non-IFRS financial measure defined below) increased to 2,765 kEUR from 2,215 kEUR while the segment EBITDA margin (the segment’s EBITDA divided by the segment’s revenue) rose to 37.2% from 36.2% in the prior-year period.

Our Materialise Medical segment’s EBITDA improved to (530) kEUR from (746) kEUR and the segment EBITDA margin improved to (6.2)% from (9.5)% in the first quarter of 2015.

Our Materialise Manufacturing segment’s EBITDA rose to 257 kEUR from (40) kEUR while the segment EBITDA margin increased to 2.4% from (0.4)% for the 2015 quarter. Excluding our growth businesses, i.materialise and RapidFit, the segment EBITDA margin for the first quarter was 9.7% as compared to 10.0% for the same quarter of the prior year.

At March 31, 2016, we had cash and equivalents of 49,435 kEUR compared to 50,726 kEUR at December 31, 2015. Cash flow from operating activities in the first quarter of 2016 was 1,376 kEUR.

Net shareholders’ equity at March 31, 2016 was 79,028 kEUR, a decrease of 3,927 kEUR since December 31, 2015.

Second Quarter 2016 Results

Total revenue for the second quarter of 2016 increased by 11.4% to 27,597 kEUR compared to 24,772 kEUR for the second quarter of 2015, with gains in all three of our segments.

Revenue from our Materialise Software segment, which offers a proprietary software backbone that enables and enhances the functionality of 3D printers and 3D printing operations worldwide, increased by 14.9% to 6,981 kEUR for the second quarter of 2016 from 6,078 kEUR for the same quarter last year, driven by the continued growth of recurring license revenue.

Revenue from our Materialise Medical segment, which offers a unique platform consisting of medical planning and design software, clinical engineering services and patient specific devices, increased by 16.7% to 9,706 kEUR for the second quarter of 2016 compared to 8,315 kEUR for the same period in 2015. The increase was driven by direct sales of our complex surgery solutions, which increased by 41.7% from the prior-year period, and by sales from our collaborated medical device business, which increased 13.6%. Our medical software sales decreased by 2.0% compared to the same quarter in 2015.

Revenue from our Materialise Manufacturing segment, which offers an integrated suite of 3D printing and engineering services to industrial and commercial customers, increased 5.1% to 10,907 kEUR for the second quarter of 2016 from 10,379 kEUR for the second quarter of 2015, primarily as a result of higher end part manufacturing.

Gross profit was 16,253 kEUR, or 58.9% of total revenue, for the second quarter of 2016 compared to 14,327 kEUR, or 57.8% of total revenue, for the second quarter of 2015. The increase was primarily a result of the improvement in the gross margin of the Materialise Manufacturing segment.

R&D, S&M and G&A expenses increased, in the aggregate, by 8.1% to 19,182 kEUR for the second quarter of 2016 from 17,738 kEUR for the second quarter of 2015. R&D expenses increased from 4,371 kEUR to 4,760 kEUR while S&M expenses declined slightly from 9,620 kEUR to 9,533 kEUR. G&A expenses increased from 3,747 kEUR to 4,889 kEUR. These changes compared to last year primarily reflected the managerial structure and support we have been implementing within our S&M and R&D groups to support their significant growth since our IPO. A number of employees with mixed roles within these groups have evolved into more managerial/administrative roles, and their cost as well as certain other expenses are now categorized into G&A.

Net other operating income increased by 304 kEUR to 1,778 kEUR, compared to 1,474 kEUR for the second quarter of 2015. Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development grants, partial funding of R&D projects and currency exchange results on purchase and sales transactions.

Net financial result was 207 kEUR, compared to (938) kEUR for the prior-year period, reflecting the variance in the currency exchange rate, primarily on the portion of our IPO proceeds held in U.S. dollars versus the euro, a reported but mostly unrealized exchange gain.

Net loss for the second quarter of 2016 was (436) kEUR, compared to a net loss of (3,013) kEUR for the same period in the prior year: an improvement of 2,577 kEUR, as a result of an increase of 786 kEUR of operating profit, an improvement of the financial result of 1,077 kEUR, and an improvement in income tax income of 714 kEUR primarily due to a decrease of tax liabilities. Total comprehensive loss for the second quarter of 2016, which reflects exchange differences on translation of foreign operations, was (911) kEUR compared to (2,850) kEUR for the same period in the prior year.

Adjusted EBITDA increased from (179) kEUR to 1,034 kEUR, as a result of the combination of continued revenue growth, an improvement in our gross margins and a moderate increase in operational expenses. The Adjusted EBITDA margin in the second quarter was 3.7% compared to (0.7)% in the second quarter of last year.

Our Materialise Software segment’s EBITDA declined to 1,602 kEUR from 2,015 kEUR while the segment EBITDA margin was 22.9% compared to 33.2% in the prior-year period. This change reflects a significant increase in R&D expenses for well-defined software projects we have recently undertaken.

Our Materialise Medical segment’s EBITDA improved to 14 kEUR from (342) kEUR while the segment EBITDA margin improved to 0.1% from (4.1)% in the second quarter of 2015.

Our Materialise Manufacturing segment’s EBITDA rose to 430 kEUR from (147) kEUR while the segment EBITDA margin increased to 3.9% from (1.4)% for the 2015 quarter. Excluding our growth businesses, i.materialise and RapidFit, the segment EBITDA margin for the second quarter were was 13.0%, compared to 8.4% for the same quarter of the prior year

At June 30, 2016, we had cash and cash equivalents of 51,304 kEUR compared to 50,726 kEUR at December 31, 2015. Cash flow from operating activities in the second quarter of 2016 was 4,405 kEUR, compared to 543 kEUR in the same period last year.

Net shareholders’ equity at June 30, 2016 was 78,247 kEUR, a decrease of 4,708 kEUR since December 31, 2015.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the Company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The Company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The Company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The Company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This report contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. For the first quarter 2016 results, all translations from euros to U.S. dollars in this report were made at a rate of EUR 1.00 to USD 1.1385, the 12:00 noon ET buying rate of the Federal Reserve Bank of New York for the euro on March 31, 2016. For the second quarter 2016 results, all such translations were made at a rate of EUR 1.00 to USD 1.1102 on June 30, 2016.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which Materialise seeks to form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world.

First Quarter 2016 Results

Consolidated income statements (Unaudited)

	For the three months ended March 31
	2016	2016	2015
(In thousands, except EPS)	U.S. $	€	€
Revenue	30,360	26,667	23,348
Cost of Sales	(12,188)	(10,705)	(9,881)

Gross Profit	18,172	15,962	13,467

Research and development expenses	(4,978)	(4,372)	(4,507)
Sales and marketing expenses	(10,036)	(8,815)	(9,215)
General and administrative expenses	(5,749)	(5,050)	(3,575)
Net other operating income (expenses)	1,464	1,286	1,780

Operating (Loss) Profit	(1,127)	(989)	(2,050)

Financial expenses	(1,021)	(897)	(449)
Financial income	186	163	1,921
Share in loss of a joint venture	(191)	(168)	(60)

Profit before taxes	(2,153)	(1,891)	(638)
Income Taxes (benefit)	(1,435)	(1,260)	(250)

Net profit (loss)	(3,588)	(3,151)	(888)
Net profit (loss) attributable to:
The owners of the parent	(3,588)	(3,151)	(835)
Non-controlling interest	—	—	(53)

EPS attributable to the owners of the parent
Basic	(0.08)	(0.07)	(0.02)
Diluted	(0.08)	(0.07)	(0.02)

Weighted average basic shares outstanding	47,325	47,325	47,170
Weighted average fully diluted shares outstanding	47,325	47,325	47,170

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended March 31
(In thousands)	2016	2016	2015
	U.S. $	€	€
Net profit (loss) for the year	(3,588)	(3,151)	(888)
Other comprehensive income
Exchange differences on translation of foreign operations	(1,098)	(964)	1,313
Other comprehensive income (loss), net of taxes	(1,098)	(964)	1,313
Total comprehensive income (loss) for the year, net of taxes	(4,686)	(4,115)	425
Total comprehensive income (loss) attributable to:
The owners of the parent	(4,686)	(4,115)	478
Non-controlling interest	—	—	(53)

Consolidated statements of financial position (Unaudited)

(in thousands of euros)

	As of March 31,	As of December 31,
	2016	2015
Assets

Current assets
Inventory	5,172	5,387
Trade receivables	23,152	22,843
Other current assets	4,981	4,993
Held to maturity investments	—	—
Cash and cash equivalent	49,435	50,726

Total current assets	82,740	83,949

Non-current assets
Goodwill	9,269	9,664
Intangible assets	9,059	9,657
Property, plant & equipment	38,102	38,400
Investments in joint ventures	850	1,018
Deferred tax assets	109	1,092
Other financial assets	323	356
Total non-current assets	57,712	60,187

Total assets	140,452	144,136

Equity and liabilities

Current liabilities
Loans & borrowings	4,137	4,482
Trade Payables	8,470	9,712
Tax Payables	495	255
Deferred income	18,116	16,509
Other current liabilities	9,252	9,212

Total current liabilities	40,470	40,170

Non-current liabilities
Loans & borrowings	16,605	16,607
Deferred tax liabilities	1,953	2,068
Deferred income	65	92
Other non-current liabilities	2,331	2,244

Total non-current liabilities	20,954	21,011

Net equity
Share capital	2,729	2,729
Share premium	78,284	78,098
Consolidated reserves	(1,742)	1,407
Other comprehensive income (loss)	(243)	721
Equity attributable to the owners of the parent	79,028	82,955

Non-controlling interest	—	—

Total equity	79,028	82,955
Total equity and liabilities	140,452	144,136

Consolidated cash flow statements (Unaudited)

(in thousands of euros)	For the three months ended
	March 31, 2016	March 31, 2015
Operating activities
Net profit (loss) for the period	(3,151)	(888)
Non-cash and operating adjustments
Depreciation of property, plant & equipment	1,448	1,219
Amortization of intangible assets	462	323
Share-based payment expense	214	220
Loss (gain) on disposal of property, plant & equipment	—	(111)
Fair value adjustment contingent liabilities	—	—
Movement in provisions and allowance for bad debt	42	(2)
Financial income	(48)	(137)
Financial expense	254	240
Impact of foreign currencies	528	(2,024)
Share of loss in a joint venture	168	60
Deferred tax expense (income)	868	171
Income taxes	358	79
Other	—	(5)
Working capital adjustments
Increase in trade receivables and other receivables	(285)	(1,364)
Decrease (increase) in inventories	215	(775)
Increase in trade payables and other payables	421	3,988
Income taxes paid	(118)	(176)

Net cash flow from operating activities	1,376	818

Investing activities
Purchase of property, plant & equipment	(1,325)	(2,809)
Purchase of intangible assets	(265)	(234)
Proceeds from the sale of property, plant & equipment, net	85	2,535
Acquisition of subsidiaries	—	(1,797)
Investments in joint-ventures	—	(500)
Investments in held to maturity investments	—	3,000
Interest received	3	49
Net cash flow used in investing activities	(1,502)	244

Financing activities
Proceeds from loans & borrowings and convertible debt	604	269
Repayment of loans & borrowings	(656)	(2,320)
Repayment of finance leases	(419)	(342)
Purchase of non-controlling interest	—	(1,377)
Capital increase in parent company	—	580
Interest paid	(141)	(137)
Other financial income (expense)	(33)	(32)

Net cash flow from financing activities	(645)	(3,359)

Net increase of cash and cash equivalents	(771)	(2,297)
Cash and cash equivalents at beginning of period	50,726	51,019
Exchange rate differences on cash & cash equivalents	(520)	1,849

Cash & cash equivalents at end of period	49,435	50,571

Reconciliation of Net Profit/(Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended March 31
(in thousands of euros)	2016	2015
Net profit/(loss)	(3,151)	(888)

Income taxes	1,260	250
Financial expenses	897	449
Financial income	(163)	(1,921)
Share in loss of a joint venture	168	60
Depreciation & amortization	1,910	1,542

EBITDA	921	(508)
Non-recurring IPO expenses(1)	0	0
Non-cash stock-based compensation expenses(2)	214	220
Adjusted EBITDA	1,135	(288)

(1)	Non-recurring IPO expenses represent fees and costs incurred in connection with the Company’s initial public offering.
(2)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Segment P&L (Unaudited)

(In thousands of euros, except percentages)	Materialise Software	Materialise Medical	Materialise Manufacturing	Total Segments	Adjustments & Eliminations	Consolidated
For the three month period ended March 31, 2016
Revenues	7,431	8,606	10,606	26,643	24	26,667
Segment EBITDA	2,765	(530)	257	2,492	(1,571)	921
Segment EBITDA %	37.2%	(6.2)%	2.4%	9.4%		3.5%

For the three month period ended March 31, 2015
Revenues	6,116	7,848	9,384	23,348	—	23,348
Segment EBITDA	2,215	(746)	(40)	1,429	(1,937)	(508)
Segment EBITDA %	36.2%	(9.5)%	(0.4)%	6.1%		(2.2)%

Reconciliation of Net Profit/(Loss) to Segment EBITDA (Unaudited)

	For the three months ended March 31
(in thousands of euros)	2016	2015
Net profit/(loss)	(3,151)	(888)
Income taxes	1,260	250
Finance costs	897	449
Finance income	(163)	(1,921)
Share in loss of a joint venture	168	60
Operating profit	(989)	(2,050)
Depreciation & amortization	1,910	1,542
Corporate research and development	567	919
Corporate headquarters costs	1,738	2,197
Other operating income (expense)	(734)	(1,179)
Segment EBITDA	2,492	1,429

Second Quarter 2016 Results

Consolidated income statements (Unaudited)

	For the three months ended June 30			For the six months ended June 30
(in thousands, except EPS)	2016	2016	2015	2016	2015
	U.S.$	euros	euros	euros	euros
Revenue	30,638	27,597	24,772	54,264	48,120
Cost of sales	(12,594)	(11,344)	(10,445)	(22,049)	(20,326)

Gross profit	18,044	16,253	14,327	32,215	27,794
		58.9%	57.8%	59.4%	57.8%

Research and development expenses	(5,285)	(4,760)	(4,371)	(9,132)	(8,878)
Sales and marketing expenses	(10,584)	(9,533)	(9,620)	(18,348)	(18,835)
General and administrative expenses	(5,428)	(4,889)	(3,747)	(9,939)	(7,322)
Other operating income	1,974	1,778	2,462	3,064	4,370
Other operating expenses	—	—	(988)	—	(1,116)

Operating profit	(1,279)	(1,151)	(1,937)	(2,140)	(3,987)

Financial expenses	(676)	(609)	(1,286)	(1,506)	(1,735)
Financial income	906	816	348	979	2,269
Share in loss of joint venture	(145)	(131)	(63)	(299)	(123)

Profit (loss) before taxes	(1,194)	(1,075)	(2,938)	(2,966)	(3,576)
Income taxes	709	639	(75)	(621)	(325)

Net profit (loss)	(485)	(436)	(3,013)	(3,587)	(3,901)

Net profit (loss) attributable to:
The owners of the parent	(485)	(436)	(3,013)	(3,587)	(3,848)
Non-controlling interest	—	—	—	—	(53)

Earnings per share attributable to ordinary owners of the parent
Basic	(0.01)	(0.01)	(0.06)	(0.08)	(0.08)
Diluted	(0.01)	(0.01)	(0.06)	(0.08)	(0.08)

Weighted average basic	47,325	47,325	47,227	47,325	47,199
Weighted average with effect dilution	47,325	47,325	47,227	47,325	47,199

Consolidated statements of comprehensive income (Unaudited)

(in thousands, except EPS)
	For the three months ended			For the six months
	30 June			ended 30 June
	2016	2016	2015	2016	2015
	U.S.$	euros	euros	euros	euros
Net profit (loss) for the period	(485)	(436)	(3,013)	(3,587)	(3,901)

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(527)	(475)	163	(1,439)	1,476

Other comprehensive income (loss), net of taxes	(527)	(475)	163	(1,439)	1,476

Total comprehensive income (loss) for the period, net of taxes	(1,012)	(911)	(2,850)	(5,026)	(2,425)

Total comprehensive income (loss) attributable to:
The owners of the parent	(1,012)	(911)	(2,850)	(5,026)	(2,372)
Non-controlling interest	—	—	—	—	(53)

Consolidated statements of financial position (Unaudited)

	30 June	31 December
(in thousand euros)	2016	2015
Assets
Non-current assets
Goodwill	9,023	9,664
Intangible assets	8,801	9,657
Property, plant & equipment	41,180	38,400
Investments in joint ventures	719	1,018
Deferred tax assets	531	1,092
Other financial assets	339	356

Total non-current assets	60,593	60,187

Current assets
Inventory	5,392	5,387
Trade receivables	20,547	22,843
Tax receivables
Held to maturity investments	—	—
Other current assets	5,421	4,993
Cash and cash equivalents	51,304	50,726

Total current assets	82,664	83,949

Total assets	143,257	144,136

Equity and liabilities
Equity
Share capital	2,729	2,729
Share premium	78,411	78,098
Consolidated reserves	(2,175)	1,407
Treasury shares		—
Other comprehensive income	(718)	721

Equity attributable to the owners of the parent	78,247	82,955
Non-controlling interest	—	—

Total equity	78,247	82,955

Non-current liabilities
Loans & borrowings	18,197	16,607
Deferred tax liabilities	1,348	2,068
Deferred income	29	92
Other non-current liabilities	2,349	2,244

Total non-current liabilities	21,923	21,011

Current liabilities
Loans & borrowings	4,520	4,482
Trade payables	9,413	9,712
Tax payables	492	255
Deferred income	18,103	16,509
Other current liabilities	10,559	9,212

Total current liabilities	43,087	40,170

Total equity and liabilities	143,257	144,136

Consolidated cash flow statements (Unaudited)

(in thousand euros)	For the six months ended 30 June
	2016	2015
	euros	euros
Operating activities
Net profit for the period	(3,587)	(3,901)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	3,012	2,373
Amortization of intangible assets	938	678
Share-based payment expense	360	472
Loss (gain) on disposal of property, plant & equipment	(62)	(54)
Fair value adjustment contingent liabilities	54	—
Movement in provisions and allowance for bad debt	111	101
Financial income	(87)	(211)
Financial expense	483	498
Impact of foreign currencies	131	(1,153)
Share of loss / (profit) of an associate or joint venture (equity method)	299	123
Deferred tax expense (income)	(159)	(81)
Income taxes	781	406
Other	(40)	(4)
Working capital adjustments
Increase in trade receivables and other receivables	1,654	(1,943)
Decrease (Increase) in inventories	(5)	(879)
Increase in trade payables and other payables	2,442	5,274
Income tax paid	(544)	(338)

Net cash flow from operating activities	5,781	1,361

Investing activities
Purchase of property, plant & equipment	(5,831)	(3,558)
Purchase of intangible assets	(526)	(674)
Proceeds from the sale of property, plant & equipment, net	708	139
Proceeds from the sale of intangibles	19	—
Acquisition of subsidiary	—	(1,602)
Investments in joint-ventures	—	(500)
Proceeds from held to maturity investments	—	10,000
Interest received	6	7

Net cash flow used in investing activities	(5,624)	3,812

Financing activities
Proceeds from loans & borrowings and convertible debt	2,812	319
Repayment of loans & borrowings	(1,346)	(3,410)
Repayment of finance leases	(843)	(731)
Purchase of non-controlling interest	—	(1,377)
Capital increase in parent Company	—	580
Interest paid	(328)	(252)
Other financial income / (expense)	(32)	14

Net cash flow from financing activities	263	(4,857)

Net increase of cash and cash equivalents	420	316
Cash and cash equivalents at beginning of period	50,726	51,019
Exchange rate differences on cash & cash equivalents	158	1,364

Cash & cash equivalents at end of period	51,304	52,699

Reconciliation of Net Profit/(Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months
	ended
(in thousands)	June 30
	2016	2015
	euros	euros
Net profit / (loss)	(436)	(3,013)

Income taxes	(639)	75
Financial expenses	609	1,286
Financial income	(816)	(348)
Share in loss of a joint venture	131	63
Depreciation & amortization	2,040	1506
EBITDA	889	(431)

Non-cash stock-based compensation expenses (1)	145	252
Adjusted EBITDA	1,034	(179)

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Segment P&L (Unaudited)

	Materialise	Materialise	Materialise		Adjustments &
In thousands euros	Software	Medical	Manufacturing	Total segments	eliminations	Consolidated
For the three month period ended 30 June 2016
Revenues	6,981	9,706	10,907	27,594	3	27,597
Segment EBITDA	1,602	14	430	2,046	(1,157)	889
Segment EBITDA %	22.9%	0.1%	3.9%	7.4%		3.2%

For the three month period ended 30 June 2015
Revenues	6,078	8,315	10,379	24,772	—	24,772
Segment EBITDA	2,015	(342)	(147)	1,526	(1,957)	(431)

Segment EBITDA %	33.2%	-4.1%	-1.4%	6.2%		-1.7%

For the six month period ended 30 June 2016
Revenues	14,412	18,312	21,513	54,237	27	54,264
Segment EBITDA	4,367	(516)	687	4,538	(2,728)	1,810
Segment EBITDA %	30.3%	-2.8%	3.2%	8.4%		3.3%

For the six month period ended 30 June 2015
Revenues	12,194	16,163	19,763	48,120	—	48,120
Segment EBITDA	4,230	(1,088)	(187)	2,955	(3,894)	(939)

Segment EBITDA %	34.7%	-6.7%	-0.9%	6.1%		-2.0%

Reconciliation of Net Profit/(Loss) to Segment EBITDA (Unaudited)

	For the three months ended June 30
(in thousands of euros)	2016	2015
Net profit/(loss)	(436)	(3,013)
Income taxes	(639)	75
Finance costs	609	1,286
Finance income	(816)	(348)
Share in loss of a joint venture	131	63
Operating profit	(1,151)	(1,937)
Depreciation & amortization	2,040	1,506
Corporate research and development	392	688
Corporate headquarters costs	1,801	2,278
Other operating income (expense)	(1,036)	(1,009)
Segment EBITDA	2,046	1,526

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: September 28, 2016